Exhibit 4

340/04-jmd

For immediate release

Production steady, costs fall

DRD PROFIT UP 35%

Johannesburg, South Africa, 28.04.04. Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD) has reported a 35% increase in cash operating profit to US$19.1 million (38% in Rand terms to R130.4 million) for the quarter ended 31 March 2004.

This reflects steady production of 240 758 ounces, a 3.6% drop in unit cash operating costs to US$318 per ounce (a 3.4% drop in Rand terms to R69 329 per kilogram) and a 2.5% increase in the average US Dollar gold price received to US$406 per ounce (a 3% increase in the average Rand gold price received to (R88 577 per kilogram).

Executive Chairman Mark Wellesley-Wood said today (28.04.04) that the recording of continued growth in the face of a flat gold price and strong Rand, combined with a focused acquisition strategy, shows there is scope for adding further value to a mature asset portfolio.

“Our balance of margin on current ounces of production and leverage on increasing reserve life has now been established; while a weakening of the South African Rand would be helpful for the margin, we believe this is no longer a pre-requisite for sustaining our gold production.”

Profit before tax increased to US$10.7 million from breakeven in the previous quarter and basic profit per share rose to 4.2 US cents. Stockholders’ equity rose to US$135.7 million (R861.6 million).

With the current ratio at 1.09 and the interest-bearing debt (including the convertible bond) to stockholders’ equity down to 52% from 82% in the previous quarter, the company’s balance sheet continues to improve, Wellesley-Wood said.

Cash and cash equivalents doubled from US$21.9 million (R145.4 million) to US$47.9 million (R304.4 million). Net cash inflow from operating activities after changes in working capital was US$21.8 million (R147.9 million) compared to US$1.5 million (R10.1 million) in the previous quarter.

South African operations

While production at the South African operations was 144 775 ounces compared with 145 677 ounces in the previous quarter, average cash operating costs were lower at US$373 per ounce (US$376 per ounce) or R81 398 per kilogram (R81 697 per kilogram) Cash operating profit doubled to US$4.6 million (US$2.3 million) or R32.0 million (R15.4 million).

The North West Operations returned to profitability for the first time since the December 2002 quarter. Cash operating profit was US$4.3 million or R28.9 million compared with the previous quarter’s cash operating loss of US$0.5 million or R3.9 million). Gold production has been sustained at more than 900 kilograms (28 900 ounces) per month and average cash operating costs were US$357 per ounce or R77 859 per kilogram.

Blyvooruitzicht reported a decline in profit due to a reduction in grade and a slow start-up during the commissioning phase of the slimes dam project. The grade profile has been corrected through the implementation of various operational initiatives, including a groundbreaking rock drill operators’ incentive scheme. The re-balancing of the slimes dam project has been completed, with gold output expected to reach full capacity by the end of the current quarter. Average cash operating costs were US$398 per ounce (R86 855 per kilogram)

Australasian operations

The Australasian operations (excluding the 19.78% share of Emperor Mines Limited) produced 73 014 ounces, or just under one-third of DRD’s total  production for the quarter. Average cash operating costs were lower at US$208 per ounce (US$232 per ounce) or R45 400 per kilogram (R50 460 per kilogram). Cash operating profit rose by 23% to US$14.5 million (R98.4 million).

Tolukuma continued to deliver outstanding results, with production in excess of 7 000 ounces per month for 13 consecutive months. Production for the quarter was marginally lower at 21 509 ounces (21 767 ounces). Cash operating costs were US$254 per ounce (R55 348 per kilogram).  There has been a dramatic increase in exploration activity. A further outcrop of the Zine vein has been identified, containing a resource of nearly 50 000 ounces. Capital expenditure of US$1.2 million was spent on mobile plant and equipment, the Milaihamba project and exploration.

The Porgera Joint Venture continued to deliver strong results, with a 12% increase in gold production to 51 505 ounces. Porgera was DRD’s lowest-cost producer for the quarter, with unit cash operating costs down by 15% to US$189 per ounce (R41 245 per kilogram).  The offer to sell 25% of DRD’s 20% stake in the Porgera Joint Venture to the community-based Mineral Resources Enga (MRE), the local landowners, will not proceed, after a number of conditions precedent for the transaction were not  fulfilled.

Crown/ERPM Joint Venture

DRD has a 40% interest in the Crown/ERPM Joint Venture, and manages and operates them on behalf of the shareholders.  Attributable production was slightly lower at 22 969 ounces (23 727 ounces). Unit cash operating costs were US$385 per ounce (R83 994 per kilogram). Capital expenditure for the quarter of US$4.9 million (R33.4 million) – primarily funded by a loan from the Industrial Development Corporation – was directed towards ERPM’s Cason Dump reclamation project and the new pumping facility at the Far East Vertical shaft. On 23 April, Crown Gold Recoveries, the holding company of Crown and ERPM, announced that it was reassessing the viability of ERPM’s underground operations, primarily as a result of the impact of the strong Rand.

“We have now recorded two quarters in succession of profitable growth; this, and in particular record margins of 28% in the quarter under review, position us very well for the future,” Wellesley-Wood concluded.

South Africa	Australasia

Investor and Media Relations	Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited	Paul Downie, Porter Novelli
+27 11 381 7826 (office)	+61 893 861 233 (office)
+27 83 604 0820 (mobile)	+61 414 947 129 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America	United Kingdom/Europe

Investor Relations	Investor and Media Relations

Susan Borinelli, Breakstone & Ruth International

Phil Dexter, St James’s Corporate

+1 646-536-7018 (office)	+44 20 7499 3916 (office)
+1 917-570-8421 (mobile)	+44 779 863 4398

Media Relations

Jessica Anderson, Breakstone & Ruth International

+1 646-536-7002 (office)
+1 347-423-5859 (mobile)

DRD is the world’s 10th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth.  The company has a track record of success in extending the lives of older mines safely and profitably.  For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1997, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses.  Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

Some of the information in this voluntary release may contain projections or other forward looking statements regarding future events or other future financial performance, including statements regarding the Blyvoor operation reaching full capacity, the success of DRD’s takeover bid of Emperor Mines Limited and its strategy, if its bid is successful, to grow Emperor’s operations and for DRD’s operations to experience continued growth. We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from these expressed in the statements contained in this release.

Factors that could cause or contribute to such differences are discussed in the sections entitled ‘Risk Factors’ included in our annual report on Form 20-F for the fiscal year ended 30 June 2003, which we filed with the United States Securities and Exchange Commission on 30 December 2003 and is available on the SEC’s website at www.sec.gov. We undertake no obligation to publicly update or release results of any of these projections or forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.